Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2016	2015
Income (loss) from continuing operations before taxes	$235	$362
Sub-total of fixed charges	71	72
Sub-total of adjusted income (loss)	306	434
Interest on annuities and financial products	635	623
Adjusted income (loss) base	$941	$1,057
Fixed Charges
Interest and debt expense	$68	$68
Portion of rent expense representing interest	3	4
Sub-total of fixed charges excluding interest on
annuities and financial products	71	72
Interest on annuities and financial products	635	623
Total fixed charges	$706	$695

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	4.31	6.03
Ratio of adjusted income (loss) base to total fixed
charges	1.33	1.52